

August 19, 2010

Via Facsimile (714) 546 9035 and U.S. Mail
Mr. Harold Hofer
Strategic Shareholder Liquidity Fund, LLC
501 Jamboree Road
Suite 500
Newport Beach, CA 92660

Re: **Dividend Capital Total Realty Trust Inc.**
        Schedule TO-T
        Filed August 12, 2010 by Strategic Shareholder Liquidity Fund, LLC
        Strategic Shareholder Liquidity Fund Operator, LLC, Stonerise
        Capital Management Master Fund, LP and Harold Hofer
        File No. 005-85609

Dear Mr. Hofer:

We have limited our review of the filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

General

1. The Purchaser has not provided its financial statements. Instruction 2 to Item 10 of Schedule TO does not appear to be available, given that the Purchaser is not a public reporting company and is making a partial cash tender offer. The fact that the consideration offered consists of cash and that there is no financing condition for the Offer is not dispositive of whether the Offeror's financial statements are required under Item 10. Please provide us with an analysis as to why you believe that the financial condition of the Offeror is not material to a shareholder's decision to participate in the Offer. In responding to this comment, please address

the following considerations:

- the nature of the company's current shareholder base, e.g. the existence of other large shareholders;
- assuming the Offer is fully subscribed, the fact that the Purchaser will increase its share holdings from 0 to 5% of shares outstanding;
- as noted on page 22, the potential for successive acquisitions by the Purchaser that would increase its ownership in the company above 5%; and,
- the availability (or lack thereof) of information regarding the Purchaser that is already publicly available to shareholders of the company.

Exhibit 99 (a)(1)(A): Offer to Purchase

Summary Term Sheet

"Do You Have Financial Resources to Make Payment…", page 3

2.   We note disclosure of binding written commitments received from each of the Purchaser's members for sufficient funds to purchase the shares in the Offer. Please file as exhibits all such written agreements. Refer to Item 1016 (d) of Regulation M-A.

"What are the Most Significant Conditions of the Offer…", page 3

3.   We note reference to the Fifth Articles of Amendment and Restatement and limit on transfers of less than $2000. Clarify whether the absence of the company asserting this limitation is a condition to your offer .

"What does Dividend Capital Think of the Offer…", page 4

4.   Please update the disclosure in this response upon the filing of the Schedule 14D-9 by the company.

"What is the Market Value of My Shares…," page 6

5.   Please revise to disclose the Purchaser's net asset value determination of $4.50 and the principal assumptions that the Purchaser has made to arrive at the net asset value and the illiquidity discount.

6.   Please disclose the average redemption price paid per share for redemptions effected through December 31, 2009. Refer generally to the company's 10-K for the fiscal year ended December 31, 2009.

Mr. Harold Hofer
Strategic Shareholder Liquidity Fund, LLC
August 19, 2010
Page 3

Market Price of Shares, page 15

7.   Please supplement to highlight the average per share redemption price paid during
      fiscal 2009 to shareholders whose shares were accepted for redemption.

Source of Funds, page 22

8.   Refer to Item 1007(b) of Regulation M-A. Please disclose the alternate financing
      plans should the primary financing plans fall through. If none, so state.

Conditions of the Offer, page 23

9.   In the penultimate paragraph in this section, the Purchaser explains the failure to
      exercise any of the rights will not be deemed to be a waiver of any offer
      condition. Please note that when a condition is triggered and the offeror decides to
      proceed with the offer, we believe that this decision is tantamount to a waiver of
      the triggered condition. Depending on the materiality of the waived condition and
      the number of days remaining in the offer, you may be required to extend the
      offer and recirculate new disclosure to security holders. Please confirm your
      understanding in your response letter. Additionally, please confirm your
      understanding to us that if an offer condition is triggered, you will notify security
      holders whether or not you have waived an offer condition.

Dividends and Distributions, page 24

10.   We note the disclosure here that should Dividend Capital "declare, set aside,
      make or pay any dividend on the shares or make any other distribution . . . .," the
      purchase price payable by you will be reduced to the extent any payment is made
      in cash. Please note that in our view, if you reduce the offer consideration by the
      amount of any dividend or distribution declared by the company, you must inform
      security holders of this development and may be required to extend the offer to
      allow shareholders time to react in accordance with Rules 14d-4(d) and 14e-1(b).
      Please revise your disclosure to reflect that an adjustment to the offer
      consideration due to any dividends or other distributions declared with respect to
      his or her tendered shares may require an extension of the offer in accordance
      with Rules 14d-4(d) and 14e-1(b).

Miscellaneous, page 25

11.   The disclosure here states that the Offer is not being made into (nor will tenders
      be accepted from or on behalf of) holders of Shares in any jurisdiction in which
      the making of the Offer or the acceptance thereof would not be in compliance
      with the laws of such jurisdiction. As you are aware, Rule 14d-10(a)(1) requires
      that all holders of Shares be permitted to participate in the Offer. This includes

holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited. Please confirm that your exclusions are limited to jurisdictions within the United States in accordance with Rule 14d-10(b)(2).

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

1.   the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

2.   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Harold Hofer
Strategic Shareholder Liquidity Fund, LLC
August 19, 2010
Page 5

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Mellissa Campbell Duru
                                        Special Counsel

        Cc (via facsimile):   Derek Dundas, Esq.
                                        Rutan & Tucker, LLP